Exhibit 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of ZiLOG, Inc. on Form 10-Q for the quarterly period ended
December 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the
"Report"), Darin Billerbeck, as Chief Executive Officer of ZiLOG, certifies, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to his knowledge that the
Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and
that information contained in the Report fairly presents in all material respects the financial condition and
results of operations of ZiLOG, Inc.

Date: February 9, 2007

/s/ Darin Billerbeck
Darin Billerbeck
Chief Executive Officer

In connection with the Quarterly Report of ZiLOG, Inc. on Form 10-Q for the quarterly period ended
December 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the
"Report"), Perry J. Grace, as Chief Financial Officer of ZiLOG, certifies, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to his knowledge that the
Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and
that information contained in the Report fairly presents in all material respects the financial condition and
results of operations of ZiLOG, Inc.

Date: February 9, 2007

/s/ Perry J. Grace
Perry J. Grace
Vice President and Chief Financial Officer